Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

October 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Raymond Be, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Emerging Markets Internet & E-Commerce ETF (the “Fund”), included in Post-Effective Amendment No. 615 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on September 29, 2020 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2020, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
PROSPECTUS
FEES AND EXPENSES
1.Comment: With respect to the fee table and expense example, please provide the SEC Staff with a copy of the completed fee table and expense example. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.
Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
October 20, 2020

all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.65%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.65%
1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$66	$208

PRINCIPAL INVESTMENT STRATEGIES
2.Comment: Please provide the Staff with a model portfolio identifying each issuer, its index weight, country, industry, market capitalization, and primary listing exchange. Please provide this information for the top twenty holdings of the portfolio based on the Underling Index methodology.
Response: Please find attached the requested information.
3.Comment: With respect to the last sentence of the second paragraph, please briefly explain what constitutes “internet and/or e-commerce products and services”.
Response: The Registrant has updated its disclosure to further clarify what constitutes “internet and/or e-commerce products and services” as follows:
In order to be eligible for inclusion in the Underlying Index, a company is considered by the CTA to be an Emerging Markets Internet & E-commerce Company if it derives at least 50% of its revenue, operating income, or assets from: (i) internet-related services

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
October 20, 2020

(including social media and online entertainment), (ii) internet retail commerce, (iii) internet search engine services, and/or (iv) software delivered via the internet.
4.Comment: With respect to the second paragraph, in an appropriate location, please disclose how the Fund defines emerging market countries.
Response: The Registrant has updated its disclosure to clarify how the Index Provider defines emerging market countries as follows:
The Index Provider classifies countries as being “emerging markets” by employing both a quantitative and qualitative review process. The quantitative criteria that the Index Provider assesses include: (i) the Gross National Income (“GNI”) per capita, which measures a country’s income divided by its population, and must be greater than $1,000 and less than $20,000 for three consecutive years; (ii) the aggregate market capitalization of index eligible companies listed in the country must be greater than $20 billion and less than $30 billion; (iii) the aggregate annual traded value of companies listed in the country; and (iv) the total number of index eligible securities listed in the country must be at least 5. In addition to the quantitative criteria, the Index Provider applies a supplementary qualitative review of each country’s investability to confirm each country’s classification. The qualitative criteria that the Index Provider assesses include: (i) restrictions that may be imposed on foreign investment; (ii) currency convertibility; and/or (iii) the ability for capital to move from one country to another country without restrictions. Additionally, the Index Provider considers securities listed in Hong Kong (classified by the Index Provider as a developed market) as eligible for inclusion in the Underlying Index, to ensure representation in the Underlying Index of companies incorporated or operating primarily in China.

5.Comment: With respect to the third paragraph, the Staff notes that the list of countries included within the Underlying Index includes the United States but excludes China. Please clarify why the United States is included. Also, given the partial exclusion of China, consider whether such fact is materially likely to impact fund returns when compared to similar funds that include China within their eligible universe.
Response: The Registrant has updated its disclosure to include China in the list of countries included within the Underlying Index. In addition, the Registrant has updated its disclosure as shown below to note that the United States is included in the list of countries within the Underlying Index because emerging market exposure may be obtained in the form of an ADR listed on a major United States stock exchange.
As of [ ], 2020, companies listed in the following countries were eligible for inclusion in the Underlying Index: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hong Kong, Hungary, India, Indonesia, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United States (as a function of emerging market exposure obtained through the use of ADRs).

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
October 20, 2020

6.Comment: Please disclose the “caps on the weights of the individual securities” that are referred to in paragraph 4 of this section.
Response: The Registrant has updated its disclosure to note that, during each rebalance, the five largest securities by free float market capitalization are individually capped at a maximum weight of 8% and all other constituents are capped at a maximum weight of 4%.
7.Comment: To the extent that the Underlying Index is anticipated to have any significant country exposure, please consider briefly discussing.
Response: The Registrant has updated its disclosure to include the following sentence in the PRINCIPAL INVESTMENT STRATEGIES section and has also included country-specific risk disclosures corresponding to the current composition of the Underlying Index constituents.
The Fund may have significant exposure to a particular foreign country or foreign currency.
SUMMARY OF PRINCIPAL RISKS
8.Comment: At the end of the first paragraph, please remove the following sentence: “The order of the below risk factors does not indicate the significance of any particular risk factor.”
Response: The Registrant respectfully declines to make the requested change. The Registrant notes that the sentence is intended to alleviate any potential for investor confusion and to adequately place investors on notice as to the rationale behind the order in which the Fund’s principal risks are listed.
9.Comment: With respect to the risk factor titled “Associated Risks Related to Investing in Emerging Markets Internet & E-Commerce Companies”, please clarify the relevance of Asian Economic Risk, European Economic Risk and North American Economic Risk.
Response: The Registrant has updated the risk factor titled “ Associated Risks Related to Investing in Emerging Markets Internet & E-Commerce Companies”, to include a cross-reference to the risk factor titled “Reliance on Trading Partners Risk”. The Registrant has also updated the Fund’s Item 4 and Item 9 risk disclosures to include the risk factor titled “Reliance on Trading Partners Risk”.
10.Comment: Please tailor the “Concentration Risk” disclosure to the Fund being registered. As the Fund will be concentrated, the Staff believes the “Concentration Risk” disclosure is too generic.
Response: The Registrant has updated “Concentration Risk” as follows:

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
October 20, 2020

Concentration Risk: ~~To the extent that~~ Because the Underlying Index concentrates in investments related to a particular industry or group of industries, the Fund will also concentrate its investments to approximately the same extent. Similarly, ~~if~~ because the Underlying Index has significant exposure to one or more sectors, the Fund’s investments will likely have significant exposure to such sectors. ~~In such event, the Fund’s performance will be particularly susceptible to adverse events impacting such industry or sector, which may include, but are not limited to, the following: general economic conditions or cyclical market patterns that could negatively affect supply and demand; competition for resources; adverse labor relations; political or world events; obsolescence of technologies; and increased competition or new product introductions that may affect the profitability or viability of companies in a particular industry or sector.~~ As a result, the value of the Fund’s investments may rise and fall more than the value of shares of a fund that invests in securities of companies in a broader range of industries or sectors. The Fund's performance is expected to be particularly impacted by:
11.Comment: With respect to the risk factor titled “Currency Risk”, to the extent the Fund will be materially exposed to a particular foreign currency, please discuss.
Response: The Registrant believes that the inclusion of country-specific risk factors in its Item 4 and Item 9 risk disclosures, which correspond to the current composition of the Underlying Index constituents addresses the currency risk applicable to specific jurisdictions.
12.Comment: With regard to “Custody Risk”, and with a view to improved disclosure, please explain where and with whom the Fund’s assets will be custodied.
Response: The Registrant confirms that the Fund’s assets will be custodied with a qualified institution in the applicable local foreign jurisdiction. The Registrant has revised the risk factor titled “Custody Risk” in Item 4 and Item 9 of its Registration Statement as follows:
Custody Risk: The Fund may hold foreign securities and cash with foreign banks, agents, and securities depositories appointed by the Fund’s custodian.  Investments in emerging markets may be subject to even greater custody risks than investments in more developed markets. Less developed markets are more likely to experience problems with the clearing and settling of trades and the holding of securities by local banks, agents and depositories.
Custody Risk
The Fund may hold foreign securities and cash with foreign banks, agents, and securities depositories appointed by the Fund’s custodian. Custody risk refers to risks in the process of clearing and settling trades and in the holding of securities by local banks, agents and depositories. Investments in emerging markets may be subject to even greater custody

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
October 20, 2020

risks than investments in more developed markets. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle. Local agents are held only to the standard of care of the local markets. Governments or trade groups may compel local agents to hold securities in designated depositories that are subject to independent evaluation. Generally, the less developed a country’s securities market, the greater the likelihood of custody problems occurring.
13.Comment: Significant market events have occurred since the Amendment was filed, namely as a result of the COVID-19 pandemic. Given that this is a fund that invests specifically in markets that may be destabilized as a consequence of the COVID-19 pandemic, please consider whether the Fund’s disclosures, including its risk disclosure, should be revised based on how these events are affecting the Fund, its investments, and the equity and debt markets. If the Registrant believes that no additional disclosure is warranted, please supplementally explain.
Response: The Registrant notes that the “Market Risk” disclosure in the Fund’s summary and statutory prospectuses has been updated as noted below.
SUMMARY OF PRINCIPAL RISKS

Market Risk: Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by central governments and governmental agencies, including the Federal Reserve~~,~~ or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. For example, the rapid and global spread of a highly contagious novel coronavirus respiratory disease, designated COVID-19, has resulted in extreme volatility in the financial markets and severe losses; reduced liquidity of many instruments; restrictions on international and, in some cases, local travel; significant disruptions to business operations (including business closures); strained healthcare systems; disruptions to supply chains, consumer demand and employee availability; and widespread uncertainty regarding the duration and long-term effects of this pandemic. Some sectors of the economy and individual issuers have experienced particularly large losses. In addition, the COVID-19 pandemic may result in a sustained economic downturn or a global recession, domestic and foreign political and social instability, damage to diplomatic and international trade relations and increased volatility and/or decreased liquidity in the securities markets. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
October 20, 2020

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Market Risk

Market risk is the risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual issuers and/or general economic conditions. Turbulence in the financial markets and reduced market liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by central governments and governmental agencies, including the Federal Reserve~~,~~ or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. For example, the rapid and global spread of a highly contagious novel coronavirus respiratory disease, designated COVID-19, has resulted in extreme volatility in the financial markets and severe losses; reduced liquidity of many instruments; restrictions on international and, in some cases, local travel; significant disruptions to business operations (including business closures); strained healthcare systems; disruptions to supply chains, consumer demand and employee availability; and widespread uncertainty regarding the duration and long-term effects of this pandemic. Some sectors of the economy and individual issuers have experienced particularly large losses. In addition, the COVID-19 pandemic may result in a sustained economic downturn or a global recession, domestic and foreign political and social instability, damage to diplomatic and international trade relations and increased volatility and/or decreased liquidity in the securities markets. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

14.Comment: With regard to “Non-Diversification Risk”, please supplementally explain why this risk is necessary in light of the “caps on the weights of the individual securities” described in the Principal Investment Strategies.
Response: The Registrant notes the model portfolio weights provided pursuant to Comment 2 above demonstrate that the current contemplated portfolio would cause the Fund to be classified as a “non-diversified” company pursuant to Section 5(b) of the 1940 Act, and therefore, the Fund discloses that it is non-diversified in the Registration Statement. As such, the Registrant believes that “Non-Diversification Risk” is appropriate for the Fund.
A FURTHER DISCUSSION OF PRINCIPAL RISKS
15.Comment: Please clarify why the Fund will be subject to the “Geographic Economic Exposure Risk” sub-risks “Asian Economic Risk”, “European Economic Risk” and “North American Economic Risk”.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
October 20, 2020

Response: The Registrant has revised its Item 4 and Item 9 risk disclosures to include a risk factor titled “Reliance on Trading Partners Risk” to clarify how an economic downturn in one or more of the noted regions may impact the constituents in which the Fund invests, indirectly subjecting the Fund to the risks associated with such regions.
Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.

cc:    John Belanger, Esq.
Senior Vice President, Head of Product Management
Global X Management Company LLC